UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number
001-07283

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

REGAL-BELOIT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REQUIRED INFORMATION

REGAL-BELOIT CORPORATION Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION Retirement Savings Plan

By: REGAL-BELOIT CORPORATION Retirement Savings Plan Administrative Committee and Plan Administrator.

Date:	By:	/s/ David A. Barta

Vice President, Chief Financial Officer and Committee Member

Date:	By:	/s/ Lyle K. Mathwich

Vice President, Compensation and Benefits and Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25233, 33-82076, 333-48789, 333-48795, 333-48815, 333-84779, 333-108092 and 333-110061 on Forms S-8 and Registration Statement No. 333-122823 on Form S-3 of our report dated June 23, 2006, appearing in this Annual Report on Form 11-K of REGAL-BELOIT Corporation Retirement Savings Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 26, 2006

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended
December 31, 2005 and 2004, Supplemental
Schedule as of December 31, 2005 and Report
of Independent Registered Public Accounting Firm

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	10-11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the Regal-Beloit Corporation Retirement Savings Plan:

     We have audited the accompanying statements of net assets available for benefits of the Regal-Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 23, 2006

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Cash	$7,908	$6,910
Investments, at fair value:
Mutual Funds	84,752,821	83,138,481
Common Collective Trust Funds	38,437,272	38,583,619
Investment in REGAL-BELOIT CORPORATION Unitized Stock Fund	19,196,867	14,712,718
Participant Loans	2,971,044	2,923,461

Total investments	145,358,004	139,358,279

Receivables:
Employer contributions	861,804	303,182
Participant contributions	241,227	101,084
Accrued interest and dividends	151,627	140,931
Due from brokers	1,362	4,567

Total receivables	1,256,020	549,764

Total assets	146,621,932	139,914,953

LIABILITIES:
Due to brokers	34,961	183,135
Accrued administrative fees	3,100	3,100

Total liabilities	38,061	186,235

NET ASSETS AVAILABLE FOR BENEFITS	$146,583,871	$139,728,718

See notes to financial statements.

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CONTRIBUTIONS:
Employer contributions	$3,461,207	$739,847
Participant contributions	8,033,203	2,932,401
Participant rollovers	421,074	102,856

Total contributions	11,915,484	3,775,104

INVESTMENT INCOME:
Net appreciation in fair value of investments	6,593,061	5,231,474
Interest and dividends	2,905,822	1,353,631
Master trust income	--	3,531,006

Total investment income	9,498,883	10,116,111

DEDUCTIONS:
Benefits paid to participants	14,519,948	6,073,292
Administrative fees	39,266	30,819
Transfers (from) to other company plans	--	(95,425)

Total deductions	14,559,214	6,008,686

TRANSFERS IN DUE TO PLAN MERGERS (Note 1)	--	74,642,030

NET INCREASE	6,855,153	82,524,559

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	139,728,718	57,204,159

End of year	$146,583,871	$139,728,718

See notes to financial statements.

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following description of the REGAL-BELOIT CORPORATION Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all employees of REGAL-BELOIT CORPORATION (the “Company”) with at least six months of service with the Company.

Effective November 11, 2004, the REGAL-BELOIT CORPORATION Savings and Protection Plan, the Marathon Electric Salaried Employees’ 401(k) Plan, the Marathon Electric 401(k) Savings Plan, and the Leeson Electric 401(k) Plan were merged into the Plan. Assets due to this merger of $74,642,030 were completely transferred on December 7, 2004.

Plan Administration - Marshall & Ilsley Trust Company (the “Trustee”) is trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of compensation as defined by the Plan subject to certain limitations under the IRC. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

All participating REGAL-BELOIT CORPORATION Mechanical Group and Corporate employees, except full-time bargaining unit employees of the Illinois Gear division, receive an employer match equal to 50% of a participant’s deferral, up to 3% of a participant's compensation. The Plan also provides for discretionary contributions subject to the Board of Director’s authorization. Discretionary contributions of $624,494 and $703,359 were made to the Plan for 2005 and 2004, respectively.

For salaried employees of Marathon Electric Manufacturing Corporation and, from August 30, 2004, REGAL-BELOIT Electric Motors, Inc. (wholly-owned subsidiaries of REGAL-BELOIT CORPORATION), who are not members of a collectively-bargained unit, or employed at the Blytheville, Arkansas location, the Company makes a 50% matching contribution of the participant’s contribution up to 5% of pretax annual income.

The Plan covers all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation and its subsidiary, the Marathon Special Products Corporation, and substantially all salaried employees of its Blytheville subsidiary. The Company currently matches 50% of the portion of an employee’s contribution up to 5% of pretax income for employees represented by Local 1791 I.B.E.W.; 4% for employees represented by Teamsters Local 446; and 3% for hourly employees at the West Plains, Lebanon, Brownsville, and Blytheville facilities. For employees represented by Local 1076 I.B.E.W., the Company matched 35% of an employee’s contribution up to 4% of pretax income, through March 31, 2004, and 40% of an employee’s contribution up to 4% of pretax income, beginning April 1, 2004. There is no Company match for Lima facility participants. Lima employees who are employed on January 1, and who complete their probationary period by that date, received a Company contribution of $1,200 and $1,150 for 2005 and 2004, respectively, for one year’s service and a prorated amount for less than one year’s service.

Employees of the Leeson Electric Corporation, a wholly-owned subsidiary of the REGAL-BELOIT CORPORATION, who are participants, receive a Company match of 50% of the first 4% of compensation contributed. The Company may also make discretionary match and/or profit sharing contributions. The Company made no discretionary contributions in 2005 or 2004.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching and discretionary contributions are subject to a three year cliff vesting. Corporate and Mechanical Group Profit Sharing balances have a seven year step vesting. Lima bargaining unit participants are immediately fully vested in Company contributions. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2005 and 2004 forfeited accounts totaled $56,000 and $0, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur.

Benefit Payments - Distributions of participants’ accounts are made in lump-sum amounts upon normal retirement from the Company, upon the death of the participant or upon termination of employment. Benefit payments or annuities are also available upon request upon attainment of age 59 ½. Withdrawals for financial hardship can be made in accordance with certain governmental regulations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options - Participants are able to change their investment options in 1% increments, 12 times per quarter.

The following funds are available to participants: M&I Stable Principal Fund, REGAL-BELOIT CORPORATION Unitized Stock Fund, WELLS Fargo Advantage Opportunity Fund, Pimco Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, Baron Asset Fund - Growth & Income Fund, Templeton Foreign Fund and ABN AMRO/Chicago Cap Growth Fund Class N.

Participant Loans - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance for participants up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 4.0% to 6.75% as of December 31, 2005 and 2004, respectively) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant’s primary residence, for which the term of the loan may be extended beyond the five year period.

Excess Contribution Payable - The Plan is required to return contributions and related earnings received during the year in excess of IRC limits.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNT POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments - Investment purchases and sales are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Plan investments, except the M&I Stable Principal Fund, are reported at fair value as determined through reference to published market values. The M&I Stable Principal Fund is a common collective trust that invests in fully benefit-responsive investment contracts. The investment is valued at contract value which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participant loans are stated at unpaid principal amount plus accrued interest.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2005 and 2004.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

The Plan invests in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

Administrative Expenses - The Plan pays all administrative expenses.

Transfers - Prior to November 11, 2004, the Company also sponsored several other 401(k) plans. If an employee’s status changed during the year, their account balance was transferred into the corresponding plan.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2005 and 2004. All investments are participant directed.

	December 31,
	2005	2004

M&I Stable Principal Fund*, 38,437,272 and
38,853,619 shares, respectively	38,437,272	38,583,619

Dodge & Cox Balanced Fund, 249,541 and
243,097 shares, respectively	20,297,675	19,289,764

REGAL-BELOIT CORPORATION Unitized
Stock Fund, * 521,790 units and 505,285 units, respectively	19,196,867	14,712,718

ABN AMRO/Chicago Cap Growth Fund Class N,
623,653 and 664,536 shares, respectively	13,901,220	15,377,355

Vanguard Index 500 Fund, 116,715 and 117,596
shares, respectively	13,412,852	13,128,376

Wells Fargo Advantage Opportunity Fund,
293,090 and -0- shares, respectively	13,150,970	N/A

AIM Basic Value Fund Class A, 222,505 and 252,707
shares, respectively	7,614,135	8,192,763

Strong Opportunity Fund, -0- and 283,685
shares, respectively	N/A	13,163,441

*Represents party-in-interest.

During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	2005	2004
Mutual Funds	$3,158,104	$5,231,474
REGAL-BELOIT CORPORATION Unitized Stock Fund	3,434,957	--

Net Appreciation in Fair Value of Investments	$6,593,061	$5,231,474

4.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Marshall & Ilsley Trust Company (“M&I”). For all investment programs other than the REGAL-BELOIT CORPORATION Unitized Stock Fund (the “Fund”), M&I maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund’s short term investments. At December 31, 2005 and 2004, the Plan held 521,790 units and 505,285 units, respectively, of the Fund. The Fund invests in shares of REGAL-BELOIT CORPORATION common stock and held 460,803 shares and 441,044 shares at December 31, 2005 and 2004, respectively. In addition to REGAL-BELOIT CORPORATION common stock, the Fund also invests in the Marshall Money Market Fund.

5.	INVESTMENT IN MASTER TRUST

For the period ended December 7, 2004, the Plan’s investment in Company stock was commingled with the investment in Company plans in the REGAL-BELOIT CORPORATION Master Trust (the “Master Trust”). Subsequent to December 7, 2004, the Plan is the only participant in the Master Trust. Subsequently, certain amounts reported in prior periods have been reclassified to conform to the 2005 presentation. The reclassifications did not impact the Company’s net assets available for benefits. Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan’s proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan’s specific share of Master Trust assets.

Master Trust income for the year ended December 31, 2004 was as follows:

2004
Investment income:
Interest and dividend income	$261,454
Net appreciation in fair value of REGAL-BELOIT CORPORATION
common stock	3,468,462

Total Master Trust income	$3,729,916

A pro rata portion of this income has been allocated to the REGAL-BELOIT CORPORATION Retirement Savings Plan.

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value.

7.	INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan received a favorable IRS determination letter from the IRS on November 26, 2004. The Plan’s management also believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RELATED-PARTY TRANSACTIONS

Plan assets are invested in a common collective fund managed by the Trustee. Fees paid by the Plan for investment management services are included as a reduction of the return earned by the fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

9.	RECONCILIATION OF NET ASSETS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	December 31,
	2005	2004
Net Assets Per Modified Cash Basis Form 5500	$145,483,940	$139,327,552
Contributions Receivable	1,103,031	404,266
Accrued Administrative Fees	(3,100)	(3,100)

Net Assets Per Statement of Net Assets Available for Benefits	$146,583,871	$130,728,718

	Year Ended December 31,
	2005	2004
Contributions per Modified Cash Basis Form 5500	$11,216,719	$4,132,955
Change in Contributions Receivable	698,765	(357,851)
Contributions Per Statement of Changes in Net Assets Available for Benefits	$11,915,484	$3,775,104

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marshall & Ilsley*	M&I Stable Principal Fund	$38,437,272

Dodge & Cox	Dodge & Cox Balanced Fund	20,297,675

REGAL-BELOIT CORPORATION*	REGAL-BELOIT CORPORATION Common Stock	18,471,366

Marshall Money Market Fund*	Marshall Money Market Fund	725,501

ABN AMRO	ABN AMRO/Chicago Cap Growth Fund Class N	13,901,220

Vanguard Group	Vanguard Index 500 Fund	13,412,852

Wells Fargo Advantage Opportunity Fund	Wells Fargo Advantage Opportunity Fund	13,150,970

AIM	AIM Basic Value Fund Class A	7,614,135

Baron	Baron Asset Fund - Growth & Income Fund	6,279,936

Templeton	Templeton Foreign Fund	5,101,488

Pimco	Pimco Total Return Fund	4,994,545

Loans to participants*	Loans to Participants (Interest rates ranging from 4.0% to 6.75%)	2,971,044

TOTAL ASSETS (HELD AT END OF YEAR)		$145,358,004

*Represents party-in-interest.